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                                    Filed by Plum Creek Timber Company, Inc. and
                                                     Georgia-Pacific Corporation
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                  Commission File Number: 1-3506
                                    Subject Company: Georgia-Pacific Corporation


[LOGO OF PLUM CREEK]    [LOGO OF GEORGIA-PACIFIC]  [LOGO OF THE TIMBER COMPANY]

Contact:

         Emilio Ruocco                             Greg Guest
         Director, Investor Relations              Director, External
         Plum Creek Timber Co.                     Communications
         (206) 467-3618 or 1-800-858-5347          Georgia-Pacific Corp.
                                                   (404) 652-4739

         Robert J. Jirsa                           Rich Good
         Director, Corporate and                   Director, Investor Relations
         Environmental Affairs                     Georgia-Pacific Corp.
         Plum Creek Timber Co.                     (404) 652-4720
         206-467-3626                              www.gp.com
         www.plumcreek.com


                PLUM CREEK TIMBER COMPANY AND THE TIMBER COMPANY
            TO PROCEED WITH MERGER BASED ON OPINIONS FROM TAX COUNSEL

            COMPANIES SET PRELIMINARY DATES FOR SHAREHOLDERS MEETINGS

SEATTLE AND ATLANTA - JUNE 12, 2001- Plum Creek Timber Company, Inc. (NYSE: PCL) and Georgia-Pacific Corporation (NYSE: GP) have amended their merger agreement and are proceeding with the previously announced merger of Plum Creek and The Timber Company (NYSE: TGP).

The decision to move forward was made by the boards of directors of Plum Creek and Georgia-Pacific following confirmation that they will receive opinions from tax counsel that the spin-off of The Timber Company from Georgia-Pacific and the subsequent merger with Plum Creek will be tax-free to both companies and their shareholders. The outside legal opinions from independent tax counsel to each company (Skadden, Arps, Slate, Meagher & Flom LLP, and McDermott, Will & Emery) would replace a private letter ruling previously requested from the Internal Revenue Service.

Plum Creek and The Timber Company plan to hold shareholder meetings on August 15, 2001, to approve the transaction. Closing is expected by the end of September 2001.

The IRS has notified the companies that it decided not to issue the private letter ruling because its standard for proving the business purpose for such a ruling had not been met. This high burden of proof, which is more stringent than applicable legal standards, pertains only to advance rulings. Based on discussions with the IRS and the advice of legal counsel, the companies believe the transaction will not be taxable. As an added


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measure to reduce uncertainty concerning any possible tax risks, the companies will obtain up to $500 million in tax liability insurance.

"Plum Creek and Georgia-Pacific have taken action enabling us to move into the final phase of completing this important strategic transaction," said Plum Creek President and CEO Rick R. Holley. "We are highly confident of our position, based on our discussions with the IRS and on the opinions we will receive from tax counsel, that the transaction will be tax-free to all parties. We have used the past several months productively, and our initial work with our new partners has reinforced our confidence that the new Plum Creek will have the scope of resources, scale, structure and combined management capabilities to generate increasing value for the shareholders of the combined company."

Following the merger, Plum Creek will be the second largest private timberland owner in the United States, with more than 7.8 million acres of timberlands located in 19 states.

A.D. "Pete" Correll, Chairman and Chief Executive Officer of Georgia-Pacific, said, "This transaction creates significant value for both companies and their shareholders. The opinions of our tax counsel are clear and unambiguous. We believe the opinions of our tax counsel carry sufficient weight for us to move forward with our plans for delivering the value from this transaction, divesting our timberland ownership and continuing to reduce our overall corporate debt."

The financial terms of the agreement remain essentially the same. The Timber Company shareholders will receive 1.37 shares of Plum Creek stock for each share of The Timber Company stock. Based on Plum Creek's closing stock price of $28.11 on June 11, 2001, the overall transaction is valued at approximately $3.8 billion, including an estimated $730 million of The Timber Company debt that Plum Creek will re-finance at closing.

Both companies will now seek the approval of the merger from their respective shareholders. Proxy statements describing the transaction in detail will be mailed promptly to shareholders of The Timber Company and Plum Creek.

Plum Creek, a real estate investment trust, is one of the largest land owners in the nation, with timberlands in the Northwest, Southern, and Northeast regions of the United States and nine wood product mills in the Northwest.

Headquartered at Atlanta, The Timber Company is a separate operating group of Georgia-Pacific and its performance is reflected in one of the corporation's two common stocks. The Timber Company manages 4.7 million acres of timberland in the United States and sells timber and wood fiber to industrial wood users.

CONFERENCE CALL TODAY: Plum Creek President and CEO, Rick R. Holley, will host a conference call for analysts and investors Tuesday, June 12, at 5:00 PM EDT. The call-in number is: 800 606-8940

ATTACHMENTS:  Pro Forma Fact Sheet
              Map of Plum Creek Timber Company and The Timber Company combined ownership


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INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN IT BECOMES AVAILABLE,
THE AMENDED JOINT PROXY STATEMENT/PROSPECTUS AND RELATED DOCUMENTS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION TO BE FILED BY PLUM CREEK AND GEORGIA-PACIFIC WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE AMENDED JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND RELATED DOCUMENTS FILED BY PLUM CREEK AND GEORGIA-PACIFIC AT THE SEC'S WEB SITE AT WWW.SEC.GOV. THE AMENDED JOINT PROXY STATEMENT/PROSPECTUS AND RELATED DOCUMENTS MAY ALSO BE OBTAINED (WHEN AVAILABLE) FROM PLUM CREEK BY DIRECTING SUCH REQUEST TO PLUM CREEK TIMBER COMPANY, INC., ATTN: EMILIO RUOCCO, 999 THIRD AVENUE, SUITE 2300, SEATTLE, WA, 98104-4096 OR FROM THE TIMBER COMPANY BY DIRECTING SUCH REQUEST TO GEORGIA-PACIFIC CORPORATION THE TIMBER COMPANY, ATTN: RICH GOOD, 133 PEACHTREE STREET, N.E., ATLANTA, GA, 30303.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the effect of general economic conditions on the demand for timber, particularly the strength of the pulp and paper markets; the effect of any material changes in the available supply of timber, including the levels of harvests from public lands; and the effect of government, legislative and environmental restrictions on the harvesting of private timberlands. These risks are detailed from time to time in the filings of Plum Creek and Georgia-Pacific with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made, and neither Plum Creek, Georgia-Pacific nor their managements undertakes any obligation to update or revise any forward-looking statements. It is likely that if one or more of the risks and uncertainties materializes, the current expectations of Plum Creek, Georgia-Pacific and their managements will not be realized.


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                PLUM CREEK TIMBER COMPANY AND THE TIMBER COMPANY
                              PRO FORMA FACT SHEET


SECOND LARGEST TIMBERLAND OWNER IN THE UNITED STATES
     o    7.8 Million Acres
     o    19 States
     o    2,100 Employees
     o    Sales - $1.0 Billion (2000)
     o    Harvest- 5.3 MM Cunits (2000)

GEOGRAPHIC AND SPECIES DIVERSITY
     o    Southern pine forests                                4.4 million acres
     o    Northern Rocky Mts. Douglas-fir/pine/larch/forests   1.5 million acres
     o    Mixed conifer/hardwood in Maine                      0.9 million acres
     o    Northwest Douglas-fir/hemlock                        0.5 million acres
     o    Mixed pine/hardwood forests in the Appalachian
          and north central Region                             0.5 million acres

OTHER BUSINESS ACTIVITIES
     o Continuous evaluation and sale or exchange of selected properties that have greater value as conservation, commercial, or recreation sites. 2000 revenue - $120 Million
     o    8 Nurseries producing 147 million seedlings per year
     o    9 Manufacturing Facilities in Montana and Idaho 2000 revenue - $375
          Million

LEADERS IN ENVIRONMENTAL FORESTRY
     o The 7.8 million acres will be managed under Plum Creek's "Environmental Principles" and the Sustainable Forestry Initiative
          (SFI) Program.
     o 13 innovative conservation agreements are in place or in process, covering over 2.3 million acres, and protecting 15 different threatened and endangered species.

PRO FORMA FACTS
     o    Listed:               NYSE, PSE: PCL
     o    Structure:            Real Estate Investment Trust (REIT)
     o    Shares Outstanding:   180 million
     o    Market Cap:           $5.0 Billion @ $28/share
     o    Headquarters:         Seattle, WA